FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

August 25, 2004

Item 3 News Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on August 25, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On August 25, 2004, CFM Corporation announced the successful completion of negotiations with its banking syndicate and note holders with respect to certain amendments to its bank covenants.

Item 5 Full Description of Material Change

On August 5, 2004, CFM announced that, as a result of the restructuring costs incurred during the current fiscal year, the Company did not comply with certain covenants contained in the agreements governing the Company’s senior unsecured notes and its bank credit facilities. It was also announced that the Company and its banking syndicate, as well as the holders of the senior unsecured notes, were in the process of negotiating certain amendments to the applicable agreements to increase the specified thresholds, effective the end of the third quarter in order to cure this non-compliance.

The Company has completed its negotiations with its lenders and received the necessary amendments to its debt facilities to increase the specified thresholds. These amendments are not expected to materially increase the Company’s borrowing costs or otherwise restrict the Company’s access to the credit necessary to continue to operate and grow its business.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

August 26, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSX

CFM CORPORATION ANNOUNCES
SUCCESSFUL COMPLETION OF NEGOTIATIONS
REGARDING AMENDMENTS TO DEBT FACILITIES AND
ANNOUNCES NEW JOINT VENTURE ARRANGEMENT WITH
ASIAN MANUFACTURER

MISSISSAUGA, ONTARIO – August 25, 2004 – CFM Corporation (“CFM” or the “Company”) announced today the successful completion of negotiations with its banking syndicate and note holders with respect to certain amendments to its bank covenants.

Amendment to Debt Facilities

On August 5, 2004, CFM announced that, as a result of the restructuring costs incurred during the current fiscal year, the Company did not comply with certain covenants contained in the agreements governing the Company’s senior unsecured notes and its bank credit facilities. It was also announced that the Company and its banking syndicate, as well as the holders of the senior unsecured notes, were in the process of negotiating certain amendments to the applicable agreements to increase the specified thresholds, effective the end of the third quarter in order to cure this non-compliance.

The Company has completed its negotiations with its lenders and received the necessary amendments to its debt facilities to increase the specified thresholds. These amendments are not expected to materially increase the Company’s borrowing costs or otherwise restrict the Company’s access to the credit necessary to continue to operate and grow its business.

“We are very pleased with the amendments”, said David Wood, Vice President, Chief Financial Officer. “The new thresholds will provide CFM with the increased flexibility to continue with our strategy for profitable growth”.

“We have a good relationship with our banking syndicate and note holders and the successful completion of these negotiations evidences our lender’s confidence in our ability to achieve our growth and profit objectives”, said Colin Adamson, Chairman and Chief Executive Officer.

New Asian Joint Venture

CFM also announced today that it has entered into a joint venture arrangement with Chiaphua Industries Limited (“Chiaphua”), a Hong Kong based company with manufacturing facilities in the Peoples Republic of China. The joint venture company is called CFM Global Manufacturing Limited and will manufacture certain of CFM’s products at its Chinese manufacturing facilities. Chiaphua has been in operation for over 50 years and is a partner in numerous other successful joint venture arrangements with established North American companies.

“We are very pleased to be partners with Chiaphua Industries”, said Colin Adamson, Chairman and Chief Executive Officer. “Our joint venture factory has already begun producing products for CFM. With a strong and experienced partner like Chiaphua Industries and our exciting new innovative products, we are confident that we can achieve significant manufacturing cost advantages and grow our business in the coming years”.

* * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, steel availability and pricing, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM’s Annual Information Form dated February 9, 2004 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of August 25, 2004 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN ADAMSON	MARK PROUDFOOT	DAVID WOOD
Chairman and CEO	President and COO	Vice President and CFO
Tel: 905-670-7777	Tel: 905-670-7777	Tel: 905-670-7777